FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 1, 2003, announcing that Scientific Games International has selected Registrant’s subsidiary, Spacenet Inc., to provide a broadband satellite communications network for the Iowa Lottery Authority.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

Dated: October 2, 2003

Oct 01, 2003

Gilat’s Spacenet Subsidiary Provides Scientific Games With Broadband Satellite Network For Iowa Lottery Authority
New orders help Spacenet expand its leadership in fast-growing lottery services market

Petah Tikva, Israel, October 1, 2003 — Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced its U.S. subsidiary, Spacenet Inc., has signed a 5-year contract with Scientific Games International, Inc., a subsidiary of Scientific Games Corporation ( Nasdaq: SGMS), for a broadband satellite communications network for the Iowa Lottery Authority. Including Spacenet’s initial deployment of more than 100 VSAT terminals for Scientific Games at Iowa Lottery locations earlier this year, Scientific Games has submitted purchase orders for a total of 650 VSATs.

Gilat’s VSAT technology has become widely recognized as a leading solution for affordable, reliable, easily deployable connectivity for virtually any lottery location. Since 1991, Spacenet and its parent company Gilat have provided more than 29,000 VSAT terminals for use by government-authorized lotteries worldwide.

“We initially chose Spacenet for its unmatched track record in providing equipment and services for on-line lotteries,” said Aman Safaei, Scientific Games’ Senior Vice President IT Services. “Spacenet’s initial deployment was smooth and speedy, and we were very impressed with their responsiveness and willingness to work with us to ensure a successful rollout. As a result of the very positive feedback we received on the initial rollout, we decided to turn to Spacenet to expand our satellite deployment in Iowa.”

Spacenet Vice President of Sales and Marketing David Shiff said, “This award demonstrates Scientific Games’ confidence in Spacenet’s reliable, secure network infrastructure and Gilat’s advanced, two-way satellite technology. Spacenet is proud of its long-standing leadership in satellite-based connectivity solutions for the lottery industry.”

About Scientific Games
Scientific Games International is a leading integrated supplier of instant tickets, systems and services to lotteries, and a leading supplier of wagering systems and services to pari-mutuel operators. It is also a licensed pari-mutuel gaming operator in Connecticut and the Netherlands and is a leading supplier of prepaid phone cards to telephone companies. Scientific Games’ customers are in the United States and more than 60 other countries. For more information, please visit www.scientificgames.com.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com